May 14, 2004

Consolidated Edison, Inc.
4 Irving Place
New York, New York 10003

                Re:  Securities Registered Under the Securities Act of 1933

Ladies and Gentlemen:

I am the Vice President - Legal Services of Consolidated Edison, Inc.'s ("Con Edison ") principal subsidiary, Consolidated Edison Company of New York, Inc. ("Con Edison of New York"), acting as counsel to Con Edison. I and other members of Con Edison of New York's Law Department have represented Con Edison in connection with the sale 14 of million of its Common Shares ($.10 par value) (the "Securities") The Securities were registered under the Securities Act of 1933 pursuant to Registration Statements on Form S-3 (Nos. 333-114222 and 333-102005; the "Registration Statements").

I have examined such documents as I have deemed necessary for the purpose of this opinion, including (a) the Restated Certificate of Incorporation and the By-Laws of Con Edison; and (b) minutes of meetings of the Board of Directors of Con Edison.

It is my opinion that the Securities have been duly authorized, executed, issued and delivered by Con Edison and are legally issued, fully paid and non-assessable.

I consent to the filing of this opinion as an exhibit to the Registration Statements and to the reference to me under the caption "Legal Matters" in the prospectus constituting a part of the Registration Statements. However, in giving such consent, I do not thereby admit that I come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations thereunder.


                                           Very truly yours,



                                       /s/  Peter A. Irwin
                                            Vice President of Legal Services
                                            Consolidated Edison Company of
                                              New York, Inc.